ARCADIA SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

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SEC FILE NUMBER
8-50764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arcadia Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1370 Avenue of the Americas, 29th floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Kikis (Name) 212-231-4103 (Area Code – Telephone Number) tkikis@arcadiasecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldberg, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive (Address) Woodbury (City) NY (State) 11797 (Zip Code)

12-14-2004 (Date of Registration with PCAOB)(if applicable) 2107 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Thomas Kikis_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Arcadia Securities, LLC_____, as of ___12/31_____, 2_022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Thomas P. Kikis_____

Title: President

_____
Notary Public

BASIL CHRISTAKOS
Notary Public, State of New York
No. 01CH5036184
Qualified in New York County
Commission Expires November 21, 19 2026

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ARCADIA SECURITIES, LLC
(A Limited Liability Company)

DECEMBER 31, 2022
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Arcadia Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arcadia Securities, LLC (a limited liability company) as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Arcadia Securities, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Arcadia Securities, LLC's management. Our responsibility is to express an opinion on Arcadia Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arcadia Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as Arcadia Securities, LLC's auditor since 2023.

Woodbury, New York
February 10, 2023

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

ARCADIA SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash and cash equivalents	$ 2,062,922
Securities owned, at fair value	766,805
Investment banking fee receivable	111,715
Receivable from clearing broker	107,437
Deposit with clearing broker	100,000
Prepaid expenses	41,773
Right of Use Asset	41,314
Total assets	$ 3,231,966

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Commissions payable	$ 1,014,406
Accounts payable and accrued expenses	121,648
Operating lease liability	41,314
Payable to employees	6,101
Total liabilities	1,183,469
Commitments and contingencies	
Members' equity	2,048,497
Total liabilities and members' equity	$ 3,231,966

See notes to the financial statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Arcadia Securities, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), both effective August 28, 1998. The Company was formed in New York State. Its principal office is in New York City, New York. The Company's operations comprise five major services: investment banking; sales of private placement interests; financial advisory; agency securities transactions; and principal securities transactions.

The Company has an agreement with its clearing broker to clear securities transactions, carry customer accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

Management of the Company has evaluated matters and transactions that have occurred from December 31, 2022 to the date of the financial statements' issuance, February 10, 2023. No material matters required recording or disclosure in the Company's financial statements.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash which at times may be in excess of the FDIC insurance limit of $250,000.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Divisions

The Company's Fee income lines of business are operated under its divisions Brookline Capital Markets and B. Dyson Capital Advisors (the "Divisions"). The Company has ongoing compensation and operating agreements with the principals of the Divisions. Under the terms of these agreements, the Company's commission rates paid to the Divisions incorporate the Division's anticipated annual operating expenses, which are then the Divisions' financial responsibility.

Revenue Recognition

In accordance with ASC Topic 606, "Revenue from Contracts with Customers" ("ASC Topic 606") revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services or securities ("deliverable") to the customers. Transfer occurs when, or as, the customer obtains control of that deliverable. A performance obligation may be satisfied at a point in time or over time. The majority of the Company's performance obligations are satisfied at a point in time and collected concurrently or shortly thereafter, such as a transaction closing. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the deliverable to the customer.

The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, collectability, and profitability of realization.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fee Income

The Company earns Fee income from services related to: Investment banking transactions, such as mergers-and-acquisitions, investment advisory engagements; and private placement investments. In each case, revenue is recognized according to the completion of its performance obligations set forth in the customer agreement. In some cases, significant judgement is needed to determine the appropriate timing and measure of progress for revenue recognition. In addition, revenue recognition is subject to being probable of realization, meaning both collectible and not a risk of subsequent reversal when current uncertainties are resolved.

Principal Transactions

Principal securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is computed on a straight-line basis over the estimated useful lives (5-6 years) of the related assets.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Securities Owned, at Fair Value

The Company's investments in securities are principally categorized in Level 1 of the fair value hierarchy. Level 1 securities are actively traded in national markets; and valued at the period-end last sales price. See Note 3.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Income Taxes and Deferred Taxes

The Company files its tax return as a partnership, consequently net income or loss, in general, is apportioned to the Members and reported in their personal income tax returns. Since the Company operates in New York City, the Company provides for and is subject to the New York City Unincorporated Business tax on its income. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences arise. The differences are primarily due to the use of the cash method of accounting for income tax reporting. No provision has been made for deferred taxes or for such differences due to insignificance.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2022. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2022.

Deposit with Clearing Broker

The Company, per the terms of its clearing agreement, is required to maintain a security deposit with its clearing broker. Such deposit is refundable to the Company upon termination of the agreement. As of December 31, 2022, this amount was $100,000.

Receivable from Clearing Broker

The Company clears all security transactions through its clearing broker. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing broker to be fully collectible, and accordingly, no allowance has been established as of December 31, 2022. As of December 31, 2022, the amount due from the broker was $107,437.

Leases
The Company accounts for lease agreements in accordance with ASC 842 Leases, which recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize an asset and liability balance on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

Right of use assets ("ROU") represent the right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Present value is typically computed using the Company's incremental borrowing rate because the lease implicit rate is not available.

3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2022:

Assets	Level 1	Level 2	Level 3	Total
Equities	$ 726,786	$ -	$ -	$ 726,786
Money Market Funds	40,019	-	-	40,019
	$ 766,805	$ -	$ -	$ 766,805

The Company did not have any level 2 or 3 assets at December 31, 2022.

4. **FURNITURE AND EQUIPMENT**

At December 31, 2022, the furniture and equipment consist of the following:

Computer equipment	$ 119,313
	119,313
Less: accumulated depreciation and amortization	(119,313)
	$ -

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2022, the Company had net capital, as defined, of $1,878,735, which exceeded the required minimum net capital of $100,000 by $1,778,735. Aggregate indebtedness at December 31, 2022 totaled $1,142,155. The Company's percentage of aggregate indebtedness to net capital was 60.79%.

6. **OFF-BALANCE-SHEET RISKS**

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company. The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, receivable from clearing broker, prepaids, other assets, and accounts payable and accrued expenses are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

7. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company entered into a new sublease agreement of its main office for the five years ended April 30, 2023. In accordance with ASC 842, Leases, the Company classified the lease as an operating lease. The lease does not contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has a right of use asset of $41,314, offset by a lease liability of $41,314 on its balance sheet as of December 31, 2022. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of January 1, 2022 of 7.0%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2022, are as follows:

Year Ending December 31,	Lease	Discount Amount	Lease Liability
2023	44,000	2,686	41,314
	$ 44,000	$ 2,686	$ 41,314

8. COMMITMENTS AND CONTINGENCIES

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

8. **COMMITMENTS AND CONTINGENCIES** *(continued)*

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Pending claim
In December 2022 the Company filed a Statement of Claim (the "Claim") with FINRA alleging that a counterparty owes the Company commissions of approximately $104,000 on a transaction involving the parties. The counterparty has filed a counterclaim against the Company. Counsel for the Company advises that the arbitration is in the early stages and that, in their judgment, the counterparty has no defense to the Company's Claim and the Company has strong defenses against the counterclaim. However, as of the issuance of the financial statements, Counsel is unable to provide an evaluation of the likelihood of an unfavorable or favorable outcome in the arbitration or an estimate of the amount or range of possible gain or loss. Accordingly, the accompanying financial statements do not contain any gain or loss contingency related to the ultimate resolution of this matter.